UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.
14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931427108		13D

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,788,821

	8	Shared Voting Power 0

	9	Sole Dispositive Power 144,788,821

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% *

14	Type of Reporting Person (See Instructions) CO

*            This calculation is based on 992,411,822 shares of Common Stock, par value $0.01 per share, outstanding as of May 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2018 filed with the Securities and Exchange Commission on June 28, 2018.

CUSIP No. 931427108		13D

1	Name of Reporting Person NEWCIP S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,788,821

	8	Shared Voting Power 0

	9	Sole Dispositive Power 144,788,821

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% *

14	Type of Reporting Person (See Instructions) CO

*            This calculation is based on 992,411,822 shares of Common Stock, par value $0.01 per share, outstanding as of May 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2018 filed with the Securities and Exchange Commission on June 28, 2018.

CUSIP No. 931427108		13D

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 144,788,821

	8	Shared Voting Power 0

	9	Sole Dispositive Power 144,788,821

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 144,788,821

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 14.6% *

14	Type of Reporting Person (See Instructions) IN

*            This calculation is based on 992,411,822 shares of Common Stock, par value $0.01 per share, outstanding as of May 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2018 filed with the Securities and Exchange Commission on June 28, 2018.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed by the Reporting Persons (as defined in the Existing Schedule 13D) and relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  This Amendment No. 5 amends and supplements the Schedule 13D filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 20, 2015, by Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on December 31, 2015, by Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on November 4, 2016 and by Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the SEC on January 17, 2018 (as so amended, the “Existing Schedule 13D”).  Capitalized terms used in this Amendment No. 5 but not otherwise defined herein shall have the meanings ascribed to them in the Existing Schedule 13D.  Except as specifically amended hereby, items in the Existing Schedule 13D remain unmodified.

Item 3.                           Source and Amount of Funds or Other Consideration.

Item 3 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2018, ASP agreed to purchase 1,697,438 shares of Common Stock from Ornella Barra, a director of ASP and the Co-Chief Operating Officer of the Issuer, in a private off-market and offshore transaction pursuant to a Share Purchase Agreement, dated July 16, 2018, for a purchase price of $63.92 per share (being the price equal to the 5-day volume weighted average price per share of Common Stock on the NASDAQ for the 5-trading day period ending on (and including) July 13, 2018, the last trading day immediately prior to the entry into the Share Purchase Agreement) and an aggregate purchase price of $108,500,237.  ASP borrowed the aggregate purchase price from Alliance Finance Ltd., an affiliate under common control with NEWCIP and ASP, pursuant to a Loan Agreement entered into on July 16, 2018.

Item 5.                           Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety to read as follows:

The ownership percentages set forth below are based on 992,411,822 shares of Common Stock, par value $0.01 per share, outstanding as of May 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2018 filed with the Securities and Exchange Commission on June 28, 2018.

(a)             The Reporting Persons beneficially own an aggregate of 144,788,821 shares of Common Stock, which represent, in the aggregate, approximately, 14.6% of the outstanding shares of Common Stock.  The 144,788,821 shares of Common Stock are held directly and of record by ASP.  The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)             ASP has the sole power to vote and the sole power to dispose of the 144,788,821 shares of Common Stock held directly and of record by ASP, which shares represent approximately 14.6% of the outstanding shares of Common Stock.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP; accordingly each of NEWCIP and Pessina may be deemed to be the beneficial owner of the 144,788,821 shares of Common Stock held directly and of record by ASP.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)              Other than as described elsewhere in this Schedule 13D (including the information in Item 3 which is incorporated herein by reference), or as set forth in the two immediately following paragraphs, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock in the past 60 days.

As described in Item 3, on July 16, 2018, Ornella Barra, a director of ASP and of NEWCIP, sold 1,697,438 shares of Common Stock to ASP in a private off-market and offshore transaction (as that term is defined in Regulation S promulgated under the Securities Act of 1933, as amended) pursuant to a Share Purchase Agreement, dated July 16, 2018, for a purchase price of $63.92 per share (being the price equal to the 5-day volume weighted average price per share of Common Stock on the NASDAQ for the 5-trading day period ending on (and including) July 13, 2018, the last trading day immediately prior to the entry into the Share Purchase Agreement) and an aggregate purchase price of $108,500,237.

On July 16, 2018, OLB Holdings Ltd., an exempted limited company incorporated in the Cayman Islands, and wholly-owned by Ornella Barra, purchased 1,700,000 shares of Common Stock in a block trade from UBS Securities LLC, acting as seller and as a principal, for a purchase price of $65.15 per share and an aggregate purchase price of $110,755,000.

(d)             Other than the Reporting Persons and the persons listed in Annex A hereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)              Not applicable.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended and supplemented by deleting the last sentence thereof and replacing it with the following:

The information set forth in Items 3 and 4 of this Schedule 13D (including information added to such Items by this Amendment No. 5 and by Amendment No. 4, Amendment No. 3 and Amendment No. 2) is incorporated herein by reference.

Item 7.                           Material to be Filed as Exhibits.

Item 7 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit K                         Share Purchase Agreement, dated July 16, 2018, by and between Ornella Barra and Alliance Santé Participations S.A.

Exhibit L                          Loan Agreement, dated July 16, 2018, by and between Alliance Finance Ltd., as lender, and Alliance Santé Participations S.A., as borrower.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 17, 2018

ALLIANCE SANTE PARTICIPATIONS S.A.

By:	/s/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/s/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/s/ STEFANO PESSINA
STEFANO PESSINA

ANNEX A

ALLIANCE SANTE PARTICIPATIONS S.A. AND NEWCIP S.A.

The directors of Alliance Santé Participations S.A. are the same individuals as the directors of NEWCIP S.A.

Directors

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Chief Executive Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement.

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Co-Chief Operating Officer, Walgreens Boots Alliance, Inc.

Beneficial Ownership of Issuer: 1,700,000 shares of Common Stock; approximately 0.17% of outstanding shares.(1)(2)

Jean-Paul Goerens

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 4,000 shares of Common Stock; less than 0.1% of outstanding shares.(3)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 1,100 shares of Common Stock; less than 0.1% of outstanding shares.(3)

Other than the foregoing, neither Alliance Santé Participations S.A. nor NEWCIP S.A. has any other directors or executive officers.

Notes:

(1)         Ownership percentages are based on 992,411,822 shares of Common Stock, par value $0.01 per share, outstanding as of May 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended May 31, 2018 filed with the Securities and Exchange Commission on June 28, 2018.

(2)         1,700,000 shares of Common Stock held by OLB Holdings Ltd., an exempted limited company incorporated in the Cayman Islands (“OLB”).  OLB has sole voting and dispositive power with respect to the shares of Common Stock it holds.  Ornella Barra owns 100% of the share capital and voting power of OLB and may be deemed to be the beneficial owner of the 1,700,000 shares of Common Stock held by OLB.

(3)         Each of Mr. Goerens and Ms. Retter has sole voting and dispositive power with respect to the shares of Common Stock he or she holds.

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina. *

Exhibit B

Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C

Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D

Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E

Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. *

Exhibit F

Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina. *

Exhibit G

First Amendment to Joint Filing Agreement, dated as of November 4, 2016, by and among Sprint Acquisitions Holdings Limited (formerly known as AB Acquisitions Holdings Limited), Alliance Santé Participations S.A., NEWCIP S.A., and Stefano Pessina. **

Exhibit H

Stock Purchase and Sale Agreement, dated October 31, 2016, by and among KKR Sprint (2006) Limited, KKR Sprint (European II) Limited, KKR Sprint (KPE) Limited, KKR European Co-Invest Fund I, L.P., KKR Reference Fund Investments L.P., KKR Associates Reserve LLC, KKR Associates 2006 (Overseas), Limited Partnership and Sprint Co-Invest 2 L.P., as sellers, and Alliance Santé Participations S.A., as purchaser. **

Exhibit I	Assignment Agreement, dated January 15, 2018, by and between Stefano Pessina and Alliance Santé Participations S.A. ***

Exhibit J	Loan Agreement, dated January 15, 2018, by and between Stefano Pessina, as lender, and Alliance Santé Participations S.A., as borrower. ***

Exhibit K	Share Purchase Agreement, dated July 16, 2018, by and between Ornella Barra and Alliance Santé Participations S.A. ****

Exhibit L	Loan Agreement, dated July 16, 2018, by and between Alliance Finance Ltd., as lender, and Alliance Santé Participations S.A., as borrower. ****

*                             Filed with original Schedule 13D, dated December 31, 2014.

**                      Filed with Amendment No.3 to Schedule 13D, dated November 4, 2016.

***               Filed with Amendment No.4 to Schedule 13D, dated January 17, 2018.

****        Filed herewith.